Exhibit 4.10

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound” or the “Company”)

Unit 6, 2400 Skymark Avenue

Mississauga, Ontario

L4W 5K5

2.	Date of Material Change

October 11, 2019

3.	News Release

A press release disclosing the material change was disseminated via Globe Newswire on October 11, 2019 and subsequently filed on SEDAR.

4.	Summary of Material Change

On October 11, 2019, Profound implemented a consolidation (the “Consolidation”) of its issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On October 11, 2019, Profound implemented the Consolidation of its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares. The Common Shares began trading on the Toronto Stock Exchange on a post-Consolidated basis on October 16, 2019.

The exercise price and the number of Common Shares issuable under Profound’s outstanding share options and warrants were proportionally adjusted as a result of the Consolidation.

No fractional Common Shares will be issued as a result of the Consolidation. Any fractional interest in Common Shares that would otherwise result from the Consolidation will be rounded up to the next whole Common Share, if the fractional interest is equal to or greater than one-half of a Common Share and rounded down to the next whole Common Share if the fractional interest is less than one-half of a Common Share. Shareholders who do not hold a sufficient number of pre-Consolidation Common Shares to receive at least one post-Consolidation Common Share will have no further interest in Profound upon completion of the Consolidation.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Stephen Kilmer

(647) 872-4849

skilmer@profoundmedical.com

9.	Date of Report

October 17, 2019